February 6, 2008

Via Facsimile 852.2533.3388 and U.S. Mail

Mark J. Lehmkuhler, Esq.
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Charter Road
Hong Kong

RE: **ASE Test Limited**
  Schedule 13E-3
  Filed January 4, 2008
  Schedule 13E-3/A filed January 16, 2008
  File No. 5-55723

Ladies and Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

Introduction

1. We note the disclosure that indicates the filing of the transaction statement shall not be construed as an admission that any of the filing persons are responsible for disclosure produced by any other filing person. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please delete the disclosure.

2. Revise the forepart of the disclosure statement, such as the section titled "How do the Proposals compare with the recent prices of Shares," to prominently describe what the going private consideration represents. For example, clarify whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

ASE Test's Reasons…

3. Please revise your disclosure to clarify that the fairness determination is addressed specifically to unaffiliated stockholders. Please note the staff views officers and directors of the issuer as affiliates when considering the constituency to whom the transaction is considered fair.

Opinion of Lehman Brothers

4. Quantify the amount of compensation received by Lehman and its affiliates from ASE and its affiliates during the last two years for services unrelated to the instant transaction. The reference to "customary compensation" is unacceptable. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Miscellaneous

5. Quantify the amount of compensation received by Citi and its affiliates from ASE and its affiliates during the last two years for services unrelated to the instant transaction. The reference to "customary compensation" is unacceptable. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Effects of the Scheme

6. Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliate's increased interest in net book value and net earnings in dollar amounts and percentages.

7. Augment the disclosure to specifically identify the federal securities laws to which ASE Test will no longer be subject. At present, the general discussion about periodic reporting fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.

8.   Quantify the cost savings of longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated party engaged in this transaction and affiliated security holders.

Closing Comments

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. If you have any questions, you may contact me at 202.551.3266

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions